Exhibit 99.1

REE Ships P7-C Demo to FMI Truck Sales & Service; Franz Bakery, Bedmart, Indoor Billboard, PointS Tires and Kelly’s Home Center Fleets Set to Begin Evaluation of P7-C Vehicle

COVENTRY, UK (January, 29, 2024) – GlobeNewswire – REE Automotive Ltd. (Nasdaq: REE) (“REE” or the “Company”), an automotive technology company and provider of full by-wire electric trucks and platforms, today announced that leading northwest fleets in the U.S., including Franz Bakery, Bedmart, Indoor Billboard, PointS Tires and Kelly’s Home Center, in partnership with certified REE dealer FMI Trucks, plan to evaluate the P7-C medium-duty electric demo truck.

FMI Trucks is one of the first dealers to receive the brand-new P7-C electric truck from REE’s initial production batch for their fleet customers to review Powered By REE™ vehicles in real world conditions.

The demo will give fleets the opportunity to experience the first fully-by-wire commercial vehicle and secure the inventory they need to transition their fleets to electric, and aims to showcase the P7-C’s driver-centric cabin, modular design and improved maneuverability firsthand.

“I am very excited to be among the first U.S. dealers to receive REE’s P7-C demo trucks and to soon be able to provide our fleets with the opportunity to try out a great electric truck that drivers want to drive, and fleets want to buy,” said Don Emerson, President at FMI. “REE’s commitment to redefining the automotive landscape aligns seamlessly with FMI’s pursuit to offer our fleet customers the most cutting-edge vehicles and to partner with them as they make the transition to electrification.”

“Now that fleets have the opportunity to experience REE’s technology in the real world, we are looking forward to receiving their valuable feedback,” said Tali Miller, Chief Business Officer at REE. “The P7-C demo is designed to allow our certified dealers to offer their fleet customers a truly differentiated electric truck and a superb service that allows them to shift their fleets to the electric future.”

To learn more about REE Automotive’s patented technology and unique value proposition that positions the company to break new ground in e-mobility, visit www.ree.auto.

About REE Automotive

REE Automotive (Nasdaq: REE) is an automotive technology company that allows companies to build electric vehicles of various shapes and sizes on their modular platforms. With complete design freedom, vehicles Powered by REE™ are equipped with the revolutionary REEcorner™, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel. As the first company to certify a fully by-wire vehicle in the US, REE’s proprietary by-wire technology for drive, steer and brake control eliminates the need for mechanical connection. Using four identical REEcorners™ enables REE to make the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are future proofed, autonomous capable, offer a low TCO, and drastically reduce the time to market for fleets looking to electrify. To learn more visit www.ree.auto.

About FMI Sales & Service

Founded by Don Emerson in May of 1985 in Portland, Oregon, FMI Truck Sales & Service began as repair and maintenance facility for truck fleets with two diesel mechanics and one parts counterman. FMI now operates two shifts, from three dealership locations with twenty-six technicians and ten parts specialists. In 1989, FMI became a full-service Hino Diesel Truck dealership and the Isuzu franchise was added in early 1992.

FMI is dedicated to providing excellent customer service and satisfaction. They are focused on treating everyone – customers, employees, partners and vendors - with honesty and respect. They believe that customer service begins with the understanding that it is simply “people doing business with people.”

FMI sells trucks and parts nationwide and serves the repair and service needs of companies in Oregon and SW Washington. While FMI’s core business remains Hino and Isuzu truck sales, Japanese truck service and repair and the sale of new and used Isuzu, Hino and UD parts, it has diversified into body fabrication and installation, rental trucks, and specialty components to meet our customers varied needs and requirements.

Media Contact

Malory Van Guilder

Skyya PR for REE Automotive

+1 651-335-0585

ree@skyya.com

Investor Contact

Kamal Hamid

VP Investor Relations | REE Automotive

+1 303-670-7756

investors@ree.auto

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. For example, REE is using forward looking statements when it discusses that the demo vehicle aims to give fleets the opportunity to experience the first fully-by-wire commercial vehicle and secure the inventory they need to transition their fleets to electric, the potential benefits of the P7-C and that the demo is designed to allow certified dealers to offer their fleet customers a truly differentiated electric truck and a superb service that allows them to shift their fleets to the electric future.In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this communication may include, among other things, statements about REE’s strategic and business plans, technology, relationships and objectives, including its ability to meet certification requirements, the impact of trends on and interest in our business, or product, intellectual property, REE’s expectation for growth, and its future results, operations and financial performance and condition.

These forward-looking statements are based on REE’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, obtain regulatory approval, produce and market its P7 lineup; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with building out of REE’s supply chain; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to lack of compliance with Nasdaq’s minimum bid price requirement; future sales of our securities by existing material shareholders or by us could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the COVID-19 pandemic, interest rate changes, the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions, including macroeconomic and geopolitical uncertainty; the global economic environment, the general market, political and economic conditions in the countries in which we operate; the ongoing military conflict in Israel; fluctuations in interest rates and foreign exchange rates; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2023 and in subsequent filings with the SEC.